NO ACT

DC
PE
1-23-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08024827

Received SEC
FEB 07 2008
Washington, DC 20549

February 7, 2008

Jonathan D. Stanley
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, TN 37238-1800

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2008

Re: Advocat Inc.
Incoming letter dated January 23, 2008

Dear Mr. Stanley:

This is in response to your letter dated January 23, 2008 concerning the submission to Advocat by Robert F. Skaff, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert F. Skaff, Jr.
DiNotte Lighting
1 Merrill Industrial Drive, Suite 14
Hampton, NH 03842



HARWELL HOWARD HYNE GABBERT & MANNER, P. C.

January 23, 2008

VIA UNITED STATES MAIL AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549
cfletters@sec.gov

Re: Advocat Inc. - Omission of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

On behalf of our client, Advocat Inc., a Delaware corporation ("**Advocat**"), we hereby notify the Securities and Exchange Commission (the "**Commission**") of Advocat's decision to omit shareholder proposals (the "**Shareholder Proposal**") submitted by Mr. Robert F. Skaff, Jr. (the "**Proponent**") from the proxy materials for its 2008 Annual Meeting of Shareholders (the "**Annual Meeting**"). The Shareholder Proposal is being excluded from the proxy materials because it was not submitted within the time periods specified by Advocat in accordance with Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended. In addition, the Shareholder Proposal may be excluded under Rule 14a-8(c) and Rule 14a-8(f) because the Proponent has submitted multiple proposals in violation of the one proposal rule.

1. The Proposal

A copy of the Shareholder Proposal is attached hereto as Exhibit A. It should be noted that it is unclear to Advocat whether the Proponent intended the Shareholder Proposal to be regarded as proposals made under Rule 14a-8. We made several attempts to contact the Proponent to try to determine his intent, but were unable to get a clear answer. A copy of all of the correspondence between Advocat and the Proponent (other than the correspondence included in Exhibits A and C) is attached hereto as Exhibit B. As a result of our uncertainty, to the extent that the submission involves a Rule 14a-8 issue, Advocat requests the assurance of the staff of the Division of Corporation Finance that it would not recommend an enforcement proceeding with respect to Advocat's exclusion of the Shareholder Proposal from its proxy materials.

2. Summary of Advocat's Position

Advocat believes that it may properly omit the Shareholder Proposal from its proxy materials for the Annual Meeting for two reasons. The first reason is that pursuant to Rule 14a-8(e)(1), the Shareholder Proposal does not meet the timeliness requirements. The second reason is that pursuant to Rule 14a-8(c), the Shareholder Proposal does not meet the "one proposal" requirements.

3. The Timeliness Requirements of Rule 14a-8(e)(1)

The deadline for submission of shareholder proposals for the Annual Meeting was included in Advocat's proxy statement for its 2007 Annual Meeting of Shareholders. That proxy statement, which was dated April 12, 2007, included the following statement under the heading "Can I vote on other matters or submit a proposal to be considered at the meeting?":

> It is contemplated that the Company's 2008 Annual Meeting of shareholders will take place in June 2008. Shareholders' proposals will be eligible for consideration for inclusion in the proxy statement for the 2008 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 if such proposals are received by the Company before the close of business on December 14, 2007. Notices of shareholders' proposals submitted outside the processes of Rule 14a-8 will generally be considered timely (but not considered for inclusion in our proxy statement), pursuant to the advance notice requirement set forth in the Company's bylaws. For shareholders seeking to present a proposal at the 2008 annual meeting without inclusion of such proposal in the Company's proxy materials, the proposal must be received by the Company no later than February 27, 2008.

The Proponent's Shareholder Proposal was not received by Advocat until December 17, 2007. All mail received by Advocat is date-stamped, and the Shareholder Proposal was stamped "DEC 17 2007." Advocat has no reason to believe that the Shareholder Proposal was not received on the date it was stamped.

In a series of no-action letters, the Commission staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8, and has consistently permitted companies to omit from proxy materials those proposals received after the deadline. See, e.g., *Internap Network Services Corporation* (July 9, 2007); *New York Community Bancorp* (August 8, 2007); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); *Thomas Industries Inc.* (December 18, 2002).

4. The "One Proposal" Requirements of Rule 14a-8(c)

Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Shareholder Proposal clearly presents more than one proposal, and includes at least four suggestions that might be construed as shareholder proposals. The Shareholder Proposal included four numbered items. Those numbered items included: removing staggered board terms, nominating board members with significant stock holdings, notifying shareholders of any bona-fide offers as they occur and nominating Chad McCurdy of Dallas, Texas for the board.

Rule 14a-8(f)(1) permits a company to exclude a proponent's proposals if the company notifies the proponent of the proponent's failure to follow one or more procedural requirements within 14 calendar days of receiving the proposals and the proponent fails to correct the problem within 14 calendar days of receiving the company's notice. By letter dated December 31, 2007, sent via certified mail and e-mail, Advocat advised the Proponent of the eligibility defect in the Shareholder Proposal (the "**Defect Letter**"). A copy of the Defect Letter is attached hereto as Exhibit C, and a copy of the certified mail receipt is attached hereto as Exhibit D. In addition to the matters noted in Section 3 above, the Defect Letter also informed the Proponent of the one proposal requirement set forth in Rule 14a-8(c). The Defect Letter stated that Proponent would need to revise his submission to include only one proposal, and that the Proponent had 14 calendar days from the date of receipt of Advocat's letter to correct the deficiency. As a matter of courtesy, the Defect Letter also informed the Proponent of Advocat's belief that a correction of the multiple proposal deficiency would ultimately be futile because the Shareholder Proposal was received after the December 14, 2007.

As of the date of this letter, the Proponent has not cured the deficiencies in the Shareholder Proposal. On numerous occasions similar to the circumstances at issue here, the Commission staff has relied on Rule 14a-8(c) and (f) to permit a company to omit a shareholder submission containing multiple proposals. See, e.g., *AmerInst Insurance Group, Ltd.* (April 3, 2007); *Peregrine Pharmaceuticals, Inc.* (July 28, 2006); *Compuware Corporation* (July 3, 2003); *Fotoball USA, Inc.* (April 3, 2001); *American Electric Power Co., Inc.* (January 2, 2001); *IGEN International, Inc.* (July 3, 2000).

Conclusion

Based on the foregoing, Advocat believes that the Shareholder Proposal does not meet the timeliness requirements of Rule 14a-8(e)(1) and that it violates the "one proposal" requirement of Rule 14a-8(c), and respectfully requests that the Commission staff not recommend enforcement action if the Shareholder Proposal is omitted from the proxy materials for the Annual Meeting.

As required by Rule 14a-8(j), enclosed are six copies of this letter, including all exhibits. A copy of this submission is also being simultaneously provided to the Proponent. Please acknowledge receipt of this letter by stamping a copy of the first page of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call me at (615) 251-1092.

Regards,

HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.



Jonathan D. Stanley

Enclosures

EXHIBIT A

Letter from Robert F. Skaff, Jr.



DINOTTE LIGHTING

ULTIMATE ROAD AND TRAIL LIGHTS

DEC 17 2007

December 12, 2007

William R Council III
Advocat Inc.
1621 Galleria Boulevard
Brentwood, TN, 37027

Sent via EXPRESS mail and FAX

Dear Mr Council

I was disappointed when my first correspondence with you was not answered or acknowledged. This practice along with other shareholder issues inspired me to request the following items be added to this year's ballot.

1. Remove staggered board terms- The current staggered board structure is very unfriendly to shareholders. Board nominations and votes should all happen at the same time for consistency and fairness. Current staggered elections make it extremely difficult for shareholders to vote management change in an efficient and effective manner.
2. Nominate board members with significant stock holdings – A board filled with members who have little holdings does not instill confidence throughout the shareholders. Shareholder trust is critically important, particularly in times of market volatility and when the company has refused offers that are above current market prices.
3. Notify shareholders of any bona-fide offers as they occur – Shareholders later learned of an offer that was simply rejected. It should be the company's obligation to notify shareholders of such offers. If the company feels an offer is real, this message should be sent out to the shareholders giving the interested party an opportunity to prove or disprove the validity of such a claim.
4. I would also like to nominate Chad McCurdy of Dallas Texas, a significant shareholder and qualified individual who would be an important addition to the existing board.

I feel my last correspondence should not have been ignored. I am sending this via FAX and EXPRESS mail to ensure receipt on your part. I appreciate your help in improving shareholder communications. Please send all correspondence Robert Skaff, DiNotte Lighting, 1 Merrill Industrial Drive, Suite 10, Hampton NH, 03842 USA. My email address is rob@dinottelighting.com.

Best Regards,

Robert F Skaff Jr.
Shareholder

EXHIBIT B

Copy of all other correspondence between Advocat and Mr. Skaff

Susan Sidwell - Advocat

From: "Will Council" <WCouncil@Advocat-Inc.com>
To: <rob@dinottelighting.com>
Date: 12/18/2007 10:23 AM
Subject: Advocat

Dear Mr. Skaff

Your letter of December 12, 2007 arrived in our mail yesterday. I recognized the letterhead immediately. I am sorry that I did not respond to your initial letter of May 17, 2007. However, as you can see from the attached copy of that letter, which arrived via facsimile and which was mechanically "cut-off", I could not tell who sent me the letter. We could not identify Dinotte Lighting as a shareholder and there was no cover sheet, return address, phone number or email information available in the portion of the fax that we received. I wish that you had followed up your letter with a phone call or some other communications. Rest assured, we respond to all shareholder requests that we receive on a high priority basis and would have done the same for yours.

Thank you for your current interest in the Company. I have passed your requests on to our board and the board will consider them. I would welcome the opportunity to speak to you, if your schedule permits. Please advise me of times that you would be available and perhaps we can schedule a call.

Best regards,

Will Council

615.771.7575



DINOTTE LIGHTING

ULTIMATE ROAD AND TRAIL LIGHTS

May 17, 2007

William R. Council, III
Diversicare Management Services
Advocat Inc.
1621 Galleria Boulevard
Brentwood TN 37027

Fax 615 771 7409

Dear Mr. Council

Thank you for posting recent information regarding the recent shareholder vote. I understand that several shareholders withheld voting at this meeting.

I am requesting as a shareholder that you provide the following information to me.

1. Please break down the votes of the meeting as follows
    a. For
        i. Shareholders voting for management with actual votes
        ii. Brokerages voting "for" management by default
    b. Against
    c. Withheld

This information is very important to me as I am trying to better understand shareholders

From: "Robert F SKaff Jr" <rob@dinottelighting.com>
To: "'Jonathan Stanley'" <Jonathan.Stanley@h3gm.com>
Date: 1/3/2008 9:44:43 AM
Subject: RE: Advocat

Dear Mr Counil

I am disappointed at the company's response. Let's review the past two attempts to correspond with the company.

1. My original correspondence was ignored. Although you state you didn't know who the letter was from, you saw the DiNotte Lighting letterhead and made no attempt to contact the company. A single inquiry by phone, mail or email would have cured the problem.

2. Although you were "delighted" to discover I was the person who sent the initial letter, you made no attempt to answer it.

3. My letter was sent express mail, dated on the 13th for next day delivery. Because of a delivery issue, you're rejecting my ability to fix the other issue where you want one item in lieu of multiple items in my letter.

With no attempt to contact me, and no reason why you cannot answer my initial letter as it was worded, I am requesting this letter be answered accurately and quickly. I hope you cooperate with me until I determine the answer is satisfactory as I am at the point where I will consider filing a complaint with the SEC should this information not be supplied.

Thank you
Robert Skaff

-----Original Message-----
From: Jonathan Stanley [mailto:Jonathan.Stanley@h3gm.com]
Sent: Monday, December 31, 2007 3:50 PM
To: rob@dinottelighting.com
Cc: WCouncil@Advocat-Inc.com; Mark Manner; Susan Sidwell
Subject: Advocat

Dear Mr. Skaff,

On behalf of Advocat, Inc. please find attached a letter which is also being mailed to you today.

Best Regards,

Jon Stanley
H3GM (Harwell Howard Hyne Gabbert & Manner, PC)
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800
Phone: (615) 251-1092
Facsimile: (615) 251-1057

www.h3gm.com

CC: <WCouncil@Advocat-Inc.com>, "'Mark Manner'" <Mark.Manner@h3gm.com>, "'Susan Sidwell'" <Susan.Sidwell@h3gm.com>

Susan Sidwell - RE: Advocat

From: Susan Sidwell
To: Robert F SKaff Jr
Date: 1/3/2008 2:49 PM
Subject: RE: Advocat
CC: Glynn Riddle; Jonathan Stanley; Mark Manner; WCouncil@Advocat-Inc.com

Dear Mr. Skaff,

I appologize that we did not answer your original question. Below is the break down of the vote from the Advocat Annual Meeting held on May 17, 2007. This is the format that we receive the information from our stock transfer agent. The transfer agent does not distinquish between actual shareholder votes and broker discretionary votes.

1. Election of William C. O'Neil, Jr.	For	3,819,030	80.37% voted shares	65.05% outstanding shares
	Withheld	932,644	19.63% voted shares	15.88% outstanding shares
2. Election of Robert Z. Hensley	For	3,819,330	80.38% voted shares	65.05% outstanding shares
	Withheld	932,344	19.62% voted shares	18.88% outstanding shares
3. Other matters	For	3,583,077	75.41% voted shares	61.03% outstanding shares
	Against	796,071	16.75% voted shares	13.56% outstanding shares
	Abstain	372,526	7.84% voted shares	6.34% outstanding shares

There were no other matters voted on at the meeting. The election of the 2 directors were the only votes taken.

If you have any further questions, do not hesitate to contact me.

Susan V. Sidwell
Harwell Howard Hyne Gabbert & Manner
315 Deaderick Street
Suite 1800
Nashville, TN 37238
615/251-1083 (phone)
615/251-1059 (fax)

imposed by federal tax law.

>>> "Robert F SKaff Jr" <rob@dinottelighting.com> 1/3/2008 9:44 AM >>>
Dear Mr Counil

I am disappointed at the company's response. Let's review the past two attempts to correspond with the company.

1. My original correspondence was ignored. Although you state you didn't know who the letter was from, you saw the DiNotte Lighting letterhead and made no attempt to contact the company. A single inquiry by phone, mail or email would have cured the problem.

2. Although you were "delighted" to discover I was the person who sent the initial letter, you made no attempt to answer it.

3. My letter was sent express mail, dated on the 13th for next day delivery. Because of a delivery issue, you're rejecting my ability to fix the other issue where you want one item in lieu of multiple items in my letter.

With no attempt to contact me, and no reason why you cannot answer my initial letter as it was worded, I am requesting this letter be answered accurately and quickly. I hope you cooperate with me until I determine the answer is satisfactory as I am at the point where I will consider filing a complaint with the SEC should this information not be supplied.

Thank you
Robert Skaff

-----Original Message-----
From: Jonathan Stanley [mailto:Jonathan.Stanley@h3gm.com]
Sent: Monday, December 31, 2007 3:50 PM
To: rob@dinottelighting.com
Cc: WCouncil@Advocat-Inc.com; Mark Manner; Susan Sidwell
Subject: Advocat

Dear Mr. Skaff,

On behalf of Advocat, Inc. please find attached a letter which is also being mailed to you today.

Best Regards,

Jon Stanley
H3GM (Harwell Howard Hyne Gabbert & Manner, PC)
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800
Phone: (615) 251-1092
Facsimile: (615) 251-1057
www.h3gm.com

Susan Sidwell - RE: Advocat

From: "Robert F SKaff Jr" <rob@dinottelighting.com>
To: "'Susan Sidwell'" <Susan.Sidwell@h3gm.com>
Date: 1/3/2008 3:01 PM
Subject: RE: Advocat
CC: "'Glynn Riddle'" <GRiddle@Advocat-Inc.com>, <WCouncil@Advocat-Inc.com>, "'Jonathan Stanley'" <Jonathan.Stanley@h3gm.com>, "'Mark Manner'" <Mark.Manner@h3gm.com>

Actually my question was the vote count of the people voting "For" versus the "for votes" which were voted on by the brokerage firms on behalf of the customers that did not vote. This information is readily available so I would not have asked this question.

Essentially there are two types of "for votes" those who actually voted for, and those who did not vote against, or abstain and the brokerage houses put the default "for" in its place. This is what I am looking for. Please add this breakdown of the "for votes" to the table below.

Thanks

Rob

From: Susan Sidwell [mailto:Susan.Sidwell@h3gm.com]
Sent: Thursday, January 03, 2008 3:50 PM
To: Robert F SKaff Jr
Cc: Glynn Riddle; WCouncil@Advocat-Inc.com; Jonathan Stanley; Mark Manner
Subject: RE: Advocat

Dear Mr. Skaff,

I appologize that we did not answer your original question. Below is the break down of the vote from the Advocat Annual Meeting held on May 17, 2007. This is the format that we receive the information from our stock transfer agent. The transfer agent does not distinquish between actual shareholder votes and broker discretionary votes.

1. Election of William C. O'Neil, Jr.	For	3,819,030	80.37% voted shares	65.05% outstanding shares
	Withheld	932,644	19.63% voted shares	15.88% outstanding shares
2. Election of Robert Z. Hensley	For	3,819,330	80.38% voted shares	65.05% outstanding shares
	Withheld	932,344	19.62% voted shares	18.88% outstanding shares
3. Other matters	For	3,583,077	75.41% voted shares	61.03% outstanding shares
	Against	796,071	16.75% voted shares	13.56% outstanding shares
	Abstain	372,526	7.84% voted shares	6.34%

outstanding shares

There were no other matters voted on at the meeting. The election of the 2 directors were the only votes taken.

If you have any further questions, do not hesitate to contact me.

Susan V. Sidwell
Harwell Howard Hyne Gabbert & Manner
315 Deaderick Street
Suite 1800
Nashville, TN 37238
615/251-1083 (phone)
615/251-1059 (fax)

>>> "Robert F SKaff Jr" <rob@dinottelighting.com> 1/3/2008 9:44 AM >>>

Dear Mr Counil

I am disappointed at the company's response. Let's review the past two attempts to correspond with the company.

1. My original correspondence was ignored. Although you state you didn't know who the letter was from, you saw the DiNotte Lighting letterhead and made no attempt to contact the company. A single inquiry by phone, mail or email would have cured the problem.

2. Although you were "delighted" to discover I was the person who sent the initial letter, you made no attempt to answer it.

3. My letter was sent express mail, dated on the 13th for next day delivery. Because of a delivery issue, you're rejecting my ability to fix the other issue where you want one item in lieu of multiple items in my letter.

With no attempt to contact me, and no reason why you cannot answer my initial letter as it was worded, I am requesting this letter be answered accurately and quickly. I hope you cooperate with me until I determine the answer is satisfactory as I am at the point where I will consider filing a complaint with the SEC should this information not be supplied.

Thank you
Robert Skaff

-----Original Message-----
From: Jonathan Stanley [mailto:Jonathan.Stanley@h3gm.com]
Sent: Monday, December 31, 2007 3:50 PM
To: rob@dinottelighting.com
Cc: WCouncil@Advocat-Inc.com; Mark Manner; Susan Sidwell
Subject: Advocat

Dear Mr. Skaff,

On behalf of Advocat, Inc. please find attached a letter which is also being mailed to you today.

Best Regards,

Jon Stanley
H3GM (Harwell Howard Hyne Gabbert & Manner, PC)
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800
Phone: (615) 251-1092
Facsimile: (615) 251-1057
www.h3gm.com

Susan Sidwell - RE: Advocat

From: "Will Council" <WCouncil@Advocat-Inc.com>
To: "Robert F SKaff Jr" <rob@dinottelighting.com>
Date: 1/7/2008 2:40 PM
Subject: RE: Advocat
CC: "Jackie Reed" <JReed@Advocat-Inc.com>

Mr. Skaff

Would you please call me at my office or send me a number at which I can reach you? I would very much like to visit with you and to respond to your questions. Before Christmas, I left two messages for you at what I thought was the Dinotte Lighting phone number from your letter, but discovered today that number is no longer Dinotte Lighting, upon reaching an actual person at that number. The number was answered by a young child and they indicated I had the wrong number when I asked for Robert Skaff.

My phone number is 615.771.7575 – my assistant is Jackie and she will find me so we can talk. Alternatively, please email your phone number and I will call you. If you would prefer to schedule a call, I can accommodate that as well.

Best regards,

Will

From: Robert F SKaff Jr [mailto:rob@dinottelighting.com]
Sent: Thursday, January 03, 2008 3:01 PM
To: 'Susan Sidwell'
Cc: Glynn Riddle; Will Council; 'Jonathan Stanley'; 'Mark Manner'
Subject: RE: Advocat

Actually my question was the vote count of the people voting "For" versus the "for votes" which were voted on by the brokerage firms on behalf of the customers that did not vote. This information is readily available so I would not have asked this question.

Essentially there are two types of "for votes" those who actually voted for, and those who did not vote against, or abstain and the brokerage houses put the default "for" in its place. This is what I am looking for. Please add this breakdown of the "for votes" to the table below.

Thanks

Rob

From: Susan Sidwell [mailto:Susan.Sidwell@h3gm.com]
Sent: Thursday, January 03, 2008 3:50 PM
To: Robert F SKaff Jr
Cc: Glynn Riddle; WCouncil@Advocat-Inc.com; Jonathan Stanley; Mark Manner
Subject: RE: Advocat

Dear Mr. Skaff,

I appologize that we did not answer your original question. Below is the break down of the vote from the Advocat Annual Meeting held on May 17, 2007. This is the format that we receive the information from our stock transfer agent. The transfer agent does not distinquish between actual shareholder votes and broker discretionary votes.

Matter	Vote	Shares	Voted shares	Outstanding shares
1. Election of William C. O'Neil, Jr.	For	3,819,030	80.37% voted shares	65.05% outstanding shares
	Withheld	932,644	19.63% voted shares	15.88% outstanding shares
2. Election of Robert Z. Hensley	For	3,819,330	80.38% voted shares	65.05% outstanding shares
	Withheld	932,344	19.62% voted shares	18.88% outstanding shares
3. Other matters	For	3,583,077	75.41% voted shares	61.03% outstanding shares
	Against	796,071	16.75% voted shares	13.56% outstanding shares
	Abstain	372,526	7.84% voted shares	6.34% outstanding shares

There were no other matters voted on at the meeting. The election of the 2 directors were the only votes taken.

If you have any further questions, do not hesitate to contact me.

Susan V. Sidwell
Harwell Howard Hyne Gabbert & Manner
315 Deaderick Street
Suite 1800
Nashville, TN 37238
615/251-1083 (phone)
615/251-1059 (fax)

>>> "Robert F SKaff Jr" <rob@dinottelighting.com> 1/3/2008 9:44 AM >>>

Dear Mr Counil

I am disappointed at the company's response. Let's review the past two attempts to correspond with the company.

1. My original correspondence was ignored. Although you state you didn't know who the letter was from, you saw the DiNotte Lighting letterhead and made no attempt to contact the company. A single inquiry by phone, mail or email would have cured the problem.

2. Although you were "delighted" to discover I was the person who sent the initial letter, you made no attempt to answer it.

3. My letter was sent express mail, dated on the 13th for next day delivery. Because of a delivery issue, you're rejecting my ability to fix the other issue where you want one item in lieu of multiple items in my letter.

With no attempt to contact me, and no reason why you cannot answer my initial letter as it was worded, I am requesting this letter be answered accurately and quickly. I hope you cooperate with me until I determine the answer is satisfactory as I am at the point where I will consider filing a complaint with the SEC should this information not be supplied.

Thank you
Robert Skaff

-----Original Message-----
From: Jonathan Stanley [mailto:Jonathan.Stanley@h3gm.com]
Sent: Monday, December 31, 2007 3:50 PM
To: rob@dinottelighting.com
Cc: WCouncil@Advocat-Inc.com; Mark Manner; Susan Sidwell
Subject: Advocat

Dear Mr. Skaff,

On behalf of Advocat, Inc. please find attached a letter which is also being mailed to you today.

Best Regards,

Jon Stanley
H3GM (Harwell Howard Hyne Gabbert & Manner, PC)
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800
Phone: (615) 251-1092
Facsimile: (615) 251-1057
www.h3gm.com

===

Exhibit C

Advocat's Letter to Robert F. Skaff, Jr.

From: Jonathan Stanley
To: rob@dinottelighting.com
Date: 12/31/2007 2:49:46 PM
Subject: Advocat

Dear Mr. Skaff,

On behalf of Advocat, Inc. please find attached a letter which is also being mailed to you today.

Best Regards,

Jon Stanley
H3GM (Harwell Howard Hyne Gabbert & Manner, PC)
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238-1800
Phone: (615) 251-1092
Facsimile: (615) 251-1057
www.h3gm.com

CC: Manner, Mark; Sidwell, Susan; WCouncil@Advocat-Inc.com



HARWELL HOWARD HYNE
CABBERT & MANNER, P. C.

Jonathan Harwell
Lin S. Howard *
Ernest E. Hyne II
Craig V. Gabbert, Jr.
Mark Manner
Glen Allen Civitts
Glenn B. Rose
John N. Popham IV

John M. Brittingham
Susan V. Sidwell
John F. Blackwood
D. Alexander Fardon
Michael R. Hill
David Cox
Curtis Capeling
Barbara D. Holmes

Alix Coulter Cross
Kris Kemp
J. Greg Giffen
Leslie B. Wilkinson, Jr.
David P. Canas
David Simcox
Tracy M. Lujan †
Jonathan Stanley

Kenneth S. Byrd
Jeffrey J. Miller
W. Christopher Andrews
J. David McDowell
D. Matthew Foster
Jacob A. Feldman

*Of Counsel
†Also Admitted in Colorado

December 31, 2007

<u>VIA CERTIFIED MAIL AND ELECTRONIC MAIL</u>

Robert F Skaff, Jr.
DiNotte Lighting
1 Merrill Industrial Drive,
Suite 810
Hampton, NH 03842

Re: Advocat, Inc.

Dear Mr. Skaff:

On behalf of Advocat, Inc. ("Advocat"), I would like to thank you for your letter of December 12, which we received on December 17. From the text of your letter, we were unable to determine whether you intended to formally request that Advocat include your suggestions in the proxy form that it will send to shareholders for its 2008 Annual Meeting, or whether your intent was to raise these items for discussion with Advocat's management.

To the extent that you intended these requests to be included in the annual proxy, I regret to inform you that Advocat will be unable to do so. SEC Rule 14a-8(c) states that a shareholder may make only one proposal for a particular proxy. Your letter includes at least four suggestions that might be construed as shareholder proposals. In order to cure this problem, the SEC requires that you respond to this letter within 14 calendar days of receiving it and reduce the number of your proposals to one. However, SEC Rule 14a-8(e) requires that shareholders submit proposals by the deadline established by the Company in the previous year's proxy. This year's deadline for receiving shareholder proposals was December 14, 2007, and Advocat did not receive your letter until December 17, 2007. Under the SEC's rules, a shareholder proposal that is submitted after the deadline cannot be cured.

If you intended only to raise the issues contained in your letter with Advocat's management, the previous paragraph would not concern you, and I apologize for the length of this letter. Will Council, the Company's Chief Executive Officer, can be available to discuss your concerns after

315 DEADERICK STREET, SUITE 1800 NASHVILLE, TENNESSEE 37238-1800
phone 615-256-0500 fax 615-251-1059 www.h3gm.com

392726-1

---

the first of the year. If you wish, you may contact me to schedule a call with him. Again, on behalf of Advocat, thank you for your continuing share ownership and concern for the Company.

Sincerely,

HARWELL HOWARD HYNE
GABBERT & MANNER, P.C.



Jonathan Stanley

cc: Will Council
Mark Manner

EXHIBIT D

Certified Mail Receipt for Advocat's Letter to Robert F. Skaff, Jr.



Certified Article Number
7160 3901 9844 9271 1907
SENDERS RECORD

December 31, 2007

VIA CERTIFIED MAIL AND ELECTRONIC MAIL

Robert F Skaff, Jr.
DiNotte Lighting
1 Merrill Industrial Drive,
Suite 810
Hampton, NH 03842

Re: Advocat, Inc.

Dear Mr. Skaff:

On behalf of Advocat, Inc. ("Advocat"), I would like to thank you for your letter of December 12, which we received on December 17. From the text of your letter, we were unable to determine whether you intended to formally request that Advocat include your suggestions in the proxy form that it will send to shareholders for its 2008 Annual Meeting, or whether your intent was to raise these items for discussion with Advocat's management.

To the extent that you intended these requests to be included in the annual proxy, I regret to inform you that Advocat will be unable to do so. SEC Rule 14a-8(c) states that a shareholder may make only one proposal for a particular proxy. Your letter includes at least four suggestions that might be construed as shareholder proposals. In order to cure this problem, the SEC requires that you respond to this letter within 14 calendar days of receiving it and reduce the number of your proposals to one. However, SEC Rule 14a-8(e) requires that shareholders submit proposals by the deadline established by the Company in the previous year's proxy. This year's deadline for receiving shareholder proposals was December 14, 2007, and Advocat did not receive your letter until December 17, 2007. Under the SEC's rules, a shareholder proposal that is submitted after the deadline cannot be cured.

If you intended only to raise the issues contained in your letter with Advocat's management, the previous paragraph would not concern you, and I apologize for the length of this letter. Will Council, the Company's Chief Executive Officer, can be available to discuss your concerns after

315 DEADERICK STREET, SUITE 1800 NASHVILLE, TENNESSEE 37238-1800
phone 615-256-0500 fax 615-251-1059 www.h3gm.com

2. Article Number



7160 3901 9844 9271 1907

vice Type **CERTIFIED MAIL**

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

1. Article Addressed to:

Robert Skaff
DiNotte Lighting
1 Merrill Industurial Dr., Suite 10
Hampton, NH 03842

Response to R. Skaff JDS

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly)

B. Date of Delivery

C. Signature

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☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

PS Form 3811, July 2001 Domestic Return Receipt



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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Advocat Inc.
Incoming letter dated January 23, 2008

The submission relates to various corporate matters.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Advocat may exclude the submission under rule 14a-8(e)(2) because Advocat received it after the deadline for submitting proposals. We note in particular your representation that Advocat did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Advocat omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Advocat relies.

Sincerely,



William A. Hines
Special Counsel

END